FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, October 07, 2009, Companhia Brasileira de Distribuição (“CBD”), pursuant to article 12 of CVM Instruction 358, as amended by CVM Instruction 449/07, hereby discloses the following correspondence from the shareholder Tarpon Investimentos S.A.:

“Dear Sirs,

Without prejudice to the information previously provided to the market by the investment fund managers, in compliance with CVM Instruction 409, and by the legal representatives of the non-resident investors, in compliance with CMN Resolution 2,689/00, Tarpon Investimentos S.A. (“Tarpon”) hereby announces that the number of preferred shares issued by Companhia Brasileira de Distribuição (“Company”) held by the investment funds and portfolios managed by Tarpon has reached 7,396,298, representing 4.78% of the total preferred shares issued by the Company (6,727,970 Class A preferred shares and 668,319 Class B preferred shares, convertible into Class A preferred shares). The shares were acquired for investment purposes only, there being no intention of altering the Company’s ownership or administrative structure. These funds and portfolios do not hold any warrants or any other subscription right or purchase option on shares issued by the Company and there is no agreement regulating the exercise of voting rights to which said funds and portfolios are a party.

Sincerely,

Tarpon Investimentos S.A.”

São Paulo, October 07, 2009

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 7, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.